

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

November 20, 2009

B. F. Weatherly
Executive Vice President and Chief Financial Officer
Callon Petroleum Company
200 North Canal Street
Natchez, MS 39120

> **Re:    Callon Petroleum Company**
> **Application on Form T-3**
> **File No. 22-28916**
> **Filed November 19, 2009**

Dear Mr. Weatherly:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.  We note your statement that "[you] intend[] to rely on Section 3(a)(9) of the Securities Act...." Given that you have commenced the exchange offer, please modify your disclosure to state that you have relied upon Section 3(a)(9) instead of stating your prospective reliance on Section 3(a)(9).

2.  In light of the fact you have commenced the exchange offer prior to the filing of this application for the qualification of indentures, please address the implication of a possible violation of Section 306 of the Trust Indenture Act of 1939. To the extent a possible violation has occurred, provide disclosure acknowledging the possible violation and describe the reasons why a violation might have occurred. Also, discuss any risks associated with the possible violation of Section 306.

Other Obligors, page 8

3.      Each subsidiary guarantor identified in your Indenture is an "obligor" under
        Section 303(12) of the Trust Indenture Act.  As such, if an application on Form T-
        3 is filed to qualify an indenture for guaranteed debt, the primary obligor and each
        guarantor must file separate applications on Form T-3, and each guarantor must
        provide the information required by that Form.   Please file a Form T-3 for each
        Subsidiary Guarantor.   Refer to Section 303(12) of the Trust Indenture Act of
        1939 and Compliance and Disclosure Interpretation 201.03 at
        http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

Closing Comments

        Please amend your application in response to these comments.  You may wish to
provide us with marked copies of the amendment to expedite our review.  Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information.  Detailed cover letters greatly facilitate
our review.  Please understand that we may have additional comments after reviewing
your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision.  Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending application, it should furnish a letter, at the time of such
request, acknowledging that

   ·   should the Commission or the staff, acting pursuant to delegated authority,
       declare the filing effective, it does not foreclose the Commission from taking any
       action with respect to the filing;

   ·   the action of the Commission or the staff, acting pursuant to delegated authority,
       in declaring the filing effective, does not relieve the company from its full
       responsibility for the adequacy and accuracy of the disclosure in the filing; and

   ·   the company may not assert this action as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United
       States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc:     Judith Little
        (713) 236-5640